FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 6, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company and its subsidiaries, Konly Venture Corp. and Ronly Venture Corp., will participate in the cash capital increase of AUO Crystal Corp.” dated December 6, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 6 , 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

December 6, 2012

English Language Summary

Subject:	The Company and its subsidiaries, Konly Venture Corp. and Ronly Venture Corp., will participate in the cash capital increase of AUO Crystal Corp.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/12/06

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common stock of AUO Crystal Corp.

2.	Date of occurrence of the event: 2012/12/06

3.	Volume, unit price, and total monetary amount of the transaction:

Expected transaction volume:

AUO: no more than 340,000 thousand shares; Konly: no more than 30,000 thousand shares; Ronly: no more than 30,000 thousand shares;

Unit price: NTD 10

Expected total transaction amount:

AUO: no more than NTD 3,400,000 thousand; Konly: no more than NTD 300,000 thousand; Ronly: no more than NTD 300,000 thousand

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

AUO Crystal Corp., a subsidiary of AUO.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Make the payment within the subscription period; N/A; N/A

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The Board resolved to participate in the cash capital increase of AUO Crystal Corp.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume:

AUO: 888,798 thousand shares; Konly: 150,796 thousand shares; Ronly: 30,000 thousand shares

Current cumulative amount:

AUO: NTD 11,822,206 thousand; Konly: NTD 2,715,910 thousand; Ronly: NTD 300,000 thousand;

Shareholding percentage of holdings of the security being traded:

AUO: 75.64%; Konly: 12.83%; Ronly: 2.55%

Status of any restriction of rights: N/A

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets: AUO: 15.69%; Konly: 97.84%; Ronly: 01.51%

Current ratio of securities investment (including the current trade) to the shareholder’s equity: AUO: 45.68%; Konly: 98.36%; Ronly: 101.92%

Operating capital:

AUO: NTD -21,183,429 thousand; Konly: NTD 380,907 thousand; Ronly: NTD 245,597 thousand

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposition:

Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NTD 9.39

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: None